

News Release – September 12, 2006

Notification of Trade

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC** OTC-BB-other: **CRUGF**

LONDON, United Kingdom: September 12, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

On September 11 September 2006, Hans Christian Qvist, Chairman of Crew sold 200,000 shares at NOK 9.492 by way of a previously announced forward contract, and bought 200,000 through a forward contract at NOK 9.644.

Mr. Qvist's exposure after this transaction totals 1,450,000 Crew shares, including common shares, forward contracts and options.

Jan A Vestrum
President & CEO